EXHIBIT 99.1

Explanation of Responses

(1)	On September 11, 2008, Svizera Holdings BV (“Svizera”) purchased an aggregate of 600 shares of Series C Convertible Redeemable Preferred Stock, par value $0.001 per share (“Series C Preferred Stock”) of Synovics Pharmaceuticals, Inc. (the “Company”) and warrants to acquire an aggregate of 300,000 shares of the Company’s common stock, par value $0.001 per share, in exchange for expense reimbursement due to Svizera.

(2)	The conversion price of the Series C Preferred Stock is subject to adjustment pursuant to the anti-dilution provisions of the Amended and Restated Series C Preferred Stock Certificate of Designations, Preferences and Rights filed with the Secretary of State of Nevada on September 15, 2008 (“Series C Certificate of Designation”).

(3)	The Series C Preferred Stock is redeemable at the option of the Company on the third anniversary of the original issuance date.

(4)	The shares of Series C Preferred Stock are convertible, both at the option of the holder and the Company according to the terms of the Series C Certificate of Designation, at the initial rate of 1,000 shares of common stock for each share of Series C Preferred Stock subject to the anti- dilution provisions of the Series C Certificate of Designation.

(5)	The referenced securities are owned by Svizera, a wholly-owned subsidiary of Maneesh Pharmaceuticals Ltd. (f/k/a Maneesh Pharmaceuticals Pvt Ltd) (“Maneesh”). As directors of Maneesh, the Reporting Person together with his brother, Mr. Maneesh Sapte, share the power to vote or to direct the vote or to dispose or direct the disposition of these shares.

(6)	The number of shares issuable upon exercise of the warrants and the exercise price thereof is subject to adjustment pursuant to the terms of the anti-dilution provisions of the Common Stock Purchase Warrant to be issued to Svizera.